U-STORE-IT TRUST
6745 Engle Road, Suite 300
Cleveland, OH 44130

October 19, 2004

VIA FACSIMILE (202-942-9635) AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Peggy Kim and Paul Fischer

Re: Registration Statement on Form S-11 of U-Store-It Trust (File No. 333-117848)

Dear Ms. Kim and Mr. Fischer:

             Pursuant to Rule 461 under the Securities Act of 1933, as amended, U-Store-It Trust hereby requests acceleration of the effective date of the above-referenced Registration Statement to October 21, 2004 at 3:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,
U-STORE-IT TRUST
/s/ Steven G. Osgood
Steven G. Osgood President and Chief Financial Officer